Public Exhibit 99.2 ASML reports €11.8 billion net sales and €2.6 billion net income in 2019 Strong EUV demand and Installed Base business support expected growth in 2020 ASML announces a three-year share buyback program up to €6 billion and proposes 14% annualized dividend increase ASML 2019 Fourth-Quarter and Full-Year Results Veldhoven, the Netherlands January 22, 2020

Public Slide 2 January 22, 2020 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 January 22, 2020 Investor key messages

Public Investor key messages Slide 4 January 22, 2020 • Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity of €13 billion in 2020 under a moderate market scenario and an annual revenue opportunity between €15 – 24 billion through 2025 • We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing annualized dividends

Public Slide 5 January 22, 2020 Business summary

Public 2019 - Highlights Slide 6 January 22, 2020 • Despite an overall industry decline, ASML delivered a sales growth of 8%, reflecting our customers' desire to invest in future technology: ◦ Net sales grew to a record €11.8 billion at 44.7% gross margin ◦ Net income at €2.6 billion resulted in an EPS of €6.16 • EUV lithography: ◦ Shipped 26 systems, including 9 NXE:3400C ◦ Adoption in Logic is accelerating and starting in Memory ◦ High-NA preparation progressing at both ASML and suppliers • DUV lithography: our DUV business remained solid despite a weak memory market • Applications: shipped around 50% more YieldStar systems, driven by leading edge Logic • Capital return: returned more than €1.7 billion through dividends and share buybacks, including €441 million in interim dividend for 2019

Public Investing for our long-term growth opportunities Slide 7 Infrastructure, including High-NA @ Zeiss SMT January 22, 2020 HQ: High-NA manufacturing facilities* HQ: Logistic center and offices* Wilton: Manufacturing facilities* Zeiss SMT: High-NA optics metrology vessels * Artist impression

Public Q4 results summary Slide 8 January 22, 2020 • Net sales of €4,036 million, net systems sales of €3,130 million, Installed Base Management* sales of €906 million • Gross margin of 48.1% • Operating margin of 31.6% • Net income as a percentage of net sales of 28.1% • Net bookings of €2,402 million, including €1,068 million of EUV systems (9) * Installed Base Management equals our service and field upgrades sales

Public Net system sales breakdown (Quarterly) Slide 9 January 22, 2020 Q4’19 total sales €3,130 million Q3’19 total sales €2,326 million

Public Net system sales breakdown (Yearly) Slide 10 January 22, 2020 2019 total value €8,996 million 2018 total value €8,259 million

Public Total net sales € million by End-use Slide 11 January 22, 2020 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2015 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Public Litho systems bookings activity by End-use Slide 12 January 22, 2020 Lithography systems Q4’19 total value New Used €2,402 million Units 57 3 Lithography systems New Used Q3’19 total value Units 78 3 €5,111 million Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019 to collaborative Research Center (Imec). This system is not recognized in revenue.

Public Capital return to shareholders Slide 13 January 22, 2020 • Paid total dividends of €1.3 billion, including FY2018 final dividend and FY2019 interim dividend, and purchased €410 million worth of shares in 2019 • Proposal at the 2020 Annual General Meeting of Shareholders (AGM) to declare a total dividend for 2019 of €2.40 per ordinary share. Recognizing the interim dividend of €1.05 paid in November 2019, this leads to a final dividend of €1.35 to be paid in the second quarter. This is a 14% percent increase compared to the 2018 dividend • Announce 3 year share buyback program for 2020-2022 of up to €6 billion: up to 0.4 million shares for employee share plans and the remainder for cancellation Dividend proposed Dividend paid Dividend paid Share buyback interim + proposed The dividend for a year is paid in the subsequent year, except interim Capital return is cumulative share buyback + dividend

Public Slide 14 January 22, 2020 Outlook

Public Q1 Outlook Slide 15 January 22, 2020 • Q1 2020 net sales between €3.1 billion and €3.3 billion, including ◦ Installed Base Management sales of around €950 million • Gross margin between 46% and 47% • R&D costs of around €550 million • SG&A costs of around €140 million • Estimated annualized effective tax rate of around 13% for 2020

Public Slide 16 January 22, 2020 Financial statements

Consolidated statements of operations € million

Year on Year

ASML
Public
Slide 17
January 22, 2020

	2015[1]	2016	2017	2018	2019
Net sales	6,287	6,875	8,963	10,944	11,820
Gross profit	2,896	3,145	4,020	5,029	5,280
Gross margin %	46.1	45.7	44.9	46.0	44.7
Other income [2]	83	94	96	—	—
R&D costs	(1,068)	(1,106)	(1,260)	(1,576)	(1,968)
SG&A costs	(346)	(375)	(417)	(488)	(521)
Income from operations	1,565	1,758	2,440	2,965	2,791
Operating income as a % of net sales	24.9	25.6	27.2	27.1	23.6
Net income	1,387	1,558	2,067	2,592	2,592
Net income as a % of net sales	22.1	22.7	23.1	23.7	21.9
Earnings per share (basic) €	3.22	3.66	4.81	6.10	6.16
Earnings per share (diluted) €	3.21	3.64	4.79	6.08	6.15
Lithography systems sold (units) [3]	169	154	197	224	229
Net booking value [4]	4,639	5,396	9,358	8,181	11,740

1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers of 2015 have not been adjusted to reflect these changes in accounting policy. The comparative numbers for our systems net booking values have not been adjusted.
2 Customer Co-Investment Program (CCIP).
3 Lithography systems do not include metrology and inspection systems.
4 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our 2018 systems net bookings include 1 EUV system shipped in Q4 2018 and our 2019 systems net bookings include 1 DUV system shipped in Q3 2019, both shipped to collaborative Research Center (Imec). These systems are not recognized in revenue.

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of operations € million Slide 18 Quarter on Quarter January 22, 2020 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Net sales 3,143 2,229 2,568 2,987 4,036 Gross profit 1,393 928 1,105 1,307 1,940 Gross margin % 44.3 41.6 43.0 43.7 48.1 R&D costs (442) (473) (487) (493) (516) SG&A costs (135) (121) (123) (129) (148) Income from operations 816 334 495 685 1,277 Operating income as a % of net sales 26.0 15.0 19.2 23.0 31.6 Net income 788 355 476 627 1,134 Net income as a % of net sales 25.1 15.9 18.5 21.0 28.1 Earnings per share (basic) € 1.87 0.84 1.13 1.49 2.70 Earnings per share (diluted) € 1.86 0.84 1.13 1.49 2.69 Lithography systems sold (units) 1 64 48 48 57 76 Net booking value 2 1,587 1,399 2,828 5,111 2,402 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019, shipped to collaborative Research Center (Imec). This system is not recognized in revenue These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 19 Year on Year January 22, 2020 20151 2016 2017 2018 2019 Cash and cash equivalents, beginning of period 2,420 2,459 2,907 2,259 3,121 Net cash provided by (used in) operating activities 2,026 1,666 1,818 3,073 3,276 Net cash provided by (used in) investing activities (1,160) (3,188) (1,229) (492) (1,158) Net cash provided by (used in) financing activities (834) 1,964 (1,209) (1,724) (1,712) Effect of changes in exchange rates on cash 7 7 (28) 5 5 Net increase (decrease) in cash and cash equivalents 39 448 (648) 862 411 Cash and cash equivalents, end of period 2,459 2,907 2,259 3,121 3,532 Short-term investments 950 1,150 1,029 913 1,186 Cash and cash equivalents and short-term investments 3,409 4,057 3,288 4,034 4,718 Purchases of property, plant and equipment and intangible assets (373) (325) (358) (610) (886) Free cash flow 2 1,653 1,341 1,460 2,463 2,391 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers of 2015 have not been adjusted to reflect these changes in accounting policy. 2 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 20 Quarter on Quarter January 22, 2020 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Cash and cash equivalents, beginning of period 2,203 3,121 2,253 1,661 1,586 Net cash provided by (used in) operating activities 1,646 (481) 100 69 3,588 Net cash provided by (used in) investing activities (383) (342) 208 (7) (1,017) Net cash provided by (used in) financing activities (353) (48) (896) (142) (626) Effect of changes in exchange rates on cash 8 3 (4) 5 1 Net increase (decrease) in cash and cash equivalents 918 (868) (592) (75) 1,946 Cash and cash equivalents, end of period 3,121 2,253 1,661 1,586 3,532 Short-term investments 913 1,022 673 484 1,186 Cash and cash equivalents and short-term investments 4,034 3,275 2,335 2,070 4,718 Purchases of property, plant and equipment and intangible assets (205) (234) (140) (197) (315) Free cash flow 1 1,442 (714) (41) (128) 3,273 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

ASML
Public
Slide 21
January 22, 2020

Consolidated Balance sheets € million

Year on Year

Assets	2015[1]	2016	2017	2018	2019
Cash & cash equivalents and short-term investments	3,409	4,057	3,288	4,034	4,718
Net accounts receivable and finance receivables	1,208	1,145	1,958	2,384	2,773
Contract assets	—	149	270	96	231
Inventories, net	2,574	2,732	2,956	3,440	3,809
Other assets	940	1,141	1,219	1,579	1,673
Tax assets	181	47	94	316	624
Equity method investments	—	—	982	916	833
Goodwill	2,624	4,874	4,541	4,541	4,541
Other intangible assets	738	1,323	1,166	1,104	1,105
Property, plant and equipment	1,621	1,687	1,601	1,589	1,999
Right-of-use assets	—	—	114	138	324
Total assets	13,295	17,155	18,189	20,137	22,630
Liabilities and shareholders' equity					
Current liabilities	3,107	3,076	3,170	3,792	4,694
Non-current liabilities	1,799	4,107	4,243	4,704	5,344
Shareholders' equity	8,389	9,972	10,776	11,641	12,592
Total liabilities and shareholders' equity	13,295	17,155	18,189	20,137	22,630

1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers of 2015 have not been adjusted to reflect these changes in accounting policy.

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated balance sheets € million Slide 22 Quarter on Quarter January 22, 2020 Assets Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Cash & cash equivalents and short-term investments 4,034 3,275 2,335 2,070 4,718 Net accounts receivable and finance receivables 2,384 2,523 2,664 3,274 2,773 Contract assets 96 104 190 288 231 Inventories, net 3,440 3,765 3,914 3,895 3,809 Other assets 1,579 1,637 1,771 1,767 1,673 Tax assets 316 654 647 649 624 Equity method investments 916 934 950 969 833 Goodwill 4,541 4,541 4,541 4,541 4,541 Other intangible assets 1,104 1,158 1,141 1,123 1,105 Property, plant and equipment 1,589 1,622 1,670 1,818 1,999 Right-of-use assets 138 148 211 305 324 Total assets 20,137 20,361 20,034 20,699 22,630 Liabilities and shareholders' equity Current liabilities 3,792 3,721 3,693 3,712 4,694 Non-current liabilities 4,704 4,674 4,796 4,916 5,344 Shareholders' equity 11,641 11,966 11,545 12,071 12,592 Total liabilities and shareholders' equity 20,137 20,361 20,034 20,699 22,630 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Forward looking statements Slide 23 January 22, 2020 This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity including the expectation that 2020 will be a growth year, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends and the new share buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.